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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                          ----------------------------

                             INFORMATICA CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                          ----------------------------

          Options to Purchase Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                          ----------------------------

                                   45666Q-10-2
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                          ----------------------------

                                Gaurav S. Dhillon
                             Chief Executive Officer
                             Informatica Corporation
                              3350 W. Bayshore Road
                           Palo Alto, California 94303
                                 (650) 687-6200

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                          ----------------------------

                                   Copies to:
                             Mark A. Bertelsen, Esq.
                              Jose F. Macias, Esq.
                              J. Rol Williams, Esq.
                        Wilson Sonsini Goodrich & Rosati,
                            Professional Corporation
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (650) 493-9300

                            CALCULATION OF FILING FEE
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          TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
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              Not applicable                           Not applicable
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*    No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                           Amount Previously Paid: Not applicable.
                           Form or Registration No.: Not applicable.
                           Filing party: Not applicable.
                           Date filed: Not applicable.


[X] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ]  third party tender offer subject to Rule 14d-1.
        [X]  issuer tender offer subject to Rule 13e-4.
        [ ]  going-private transaction subject to Rule 13e-3.
        [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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        Attached to this Schedule are the following documents relating to
Informatica Corporation's announcement of its intention to offer an option exchange program to certain of its employees, whereby those employees could elect to cancel their existing options to purchase Informatica's common stock in exchange for the grant of replacement options (the "Exchange Offer"):

        o portions of a transcript of a conference call held by Informatica Corporation on July 2, 2001 which are relevant to the announcement of Informatica's intention to make the Exchange Offer, and which are attached to this Schedule TO as Attachment 1; and

        o portions of an email communication on July 2, 2001 from Gaurav S. Dhillon, Informatica's Chief Executive Offer, to Informatica's employees, which are relevant to the announcement of Informatica's intention to make the Exchange Offer, and which are attached to this Schedule TO as Attachment 2.

        THE BELOW PORTIONS OF THE TRANSCRIPT AND THE EMAIL DO NOT CONSTITUTE AN OFFER TO HOLDERS OF OPTIONS TO PURCHASE INFORMATICA COMMON STOCK TO EXCHANGE THEIR OPTIONS. AT THE TIME THE EXCHANGE OFFER IS COMMENCED, INFORMATICA WILL PROVIDE OPTIONHOLDERS WHO ARE ELIGIBLE TO PARTICIPATE IN THE EXCHANGE OFFER WITH WRITTEN MATERIALS EXPLAINING THE PRECISE TERMS AND TIMING OF THE EXCHANGE OFFER. PERSONS WHO ARE ELIGIBLE TO PARTICIPATE IN THE EXCHANGE OFFER SHOULD READ THESE WRITTEN MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. INFORMATICA WILL ALSO FILE THESE WRITTEN MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF A TENDER OFFER STATEMENT UPON THE COMMENCEMENT OF THE EXCHANGE OFFER. INFORMATICA STOCKHOLDERS AND OPTIONHOLDERS WILL BE ABLE TO OBTAIN THESE WRITTEN MATERIALS AND OTHER DOCUMENTS FILED BY INFORMATICA WITH THE SECURITIES AND EXCHANGE COMMISSION FREE OF CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV.
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                                  ATTACHMENT 1

PORTIONS OF A TRANSCRIPT OF A CONFERENCE CALL HELD ON JULY 2, 2001 BY INFORMATICA CORPORATION.

EXCERPT FROM INTRODUCTORY STATEMENT BY MANAGEMENT:

GAURAV DHILLON, INFORMATICA: Accordingly, we recognize that stock options are an important component of our employee compensation program and that many of the Informatica options granted in the past two years have exercise prices significantly higher than the current market price of Informatica shares. Therefore Informatica is considering the implementation of an option exchange offer, whereby all eligible employees could elect to cancel previously granted options in exchange for an equal number of new options. The replacement options would be granted no earlier than six months and one day following the cancellation of the cancelled options, at an exercise price equal to the fair market value of the Informatica's common stock at the new grant date.

EXCERPT FROM QUESTION AND ANSWER SESSION:

JOE FARLEY, MORGAN STANLEY: Wanted to know is it something you are seeing this quarter aside from the obvious of the stock price being down, that with people leaving, are you seeing more people being recruited away and is that why you are looking to potentially issue this option exchange, and the second question on that same topic, will this option exchange be across the company? In other words, will management be eligible for this, or is it simply front line employees?

MR. DHILLON: Ok, let me get the employee question and I'll hand over to Earl for option exchange detail. So, Joe basically we have very low turnover in the company and kind of that 3% performance related attrition that we did in Q2 is probably the first one we've done in history of the company. So you may be seeing people, you know, who have Informatica on their resume out there for the first time in a long while. So I would just put it down to that being an event that is not a common thing. We have a culture in the firm that encourages, you know, long term with options and, you know, very low turn over in the business. So.

MR. FARLEY: So there hasn't been like a concerted effort from one competitor's part say to recruit from you guys?

MR. DHILLON: No, No not at all, not at all that has not been the case at all, and there is no one department or no one competitor that you would be able to point to. Those people who were not performing may have from time to time found jobs at a competitor, because in the same industry and so on, but, you know, clearly, we had made our decision in that area. So what happens there is entirely, you know, up to them.

EARL FRY, INFORMATICA: Right, and what we are seeing is roughly half of our employee population has come on board in the last year and a half, so we've got a lot of newer employees that have strike prices in the 40-50 plus dollar range. So what we are doing with the option program is going to be very widely available to eligible employees and at this point we're looking like, that the only people we will be excluding will be directors and section 16(b) officers.

MR. FARLEY:  That's exactly the question I was looking to get answered.

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                                  ATTACHMENT 2

PORTIONS OF AN EMAIL COMMUNICATION ON JULY 2, 2001 FROM GAURAV S. DHILLON, INFORMATICA'S CHIEF EXECUTIVE OFFICER, TO INFORMATICA'S EMPLOYEES.

We are in the process of working out an option exchange program since we recognize that some of the crazy stock market days of late 1999 and early 2000 were an aberration. Many of our outstanding options have exercise prices that are significantly higher than the current market price of our common stock. As a result, we are seriously considering implementing an option exchange offer, whereby all eligible employees could elect to cancel previously granted options in exchange for an equal number of new options. The replacement options would be granted no earlier than six months and one day following the cancellation of the cancelled options, at an exercise price equal to the fair market value of Informatica's common stock on the new grant date.

While we are not able to discuss all of the planned program details at this time, rest assured that our legal and finance teams are busy completing the necessary plan documents and SEC filings which are necessary to implement the exchange plan. We expect to have more information out to you very soon.